FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2004

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 1-11720

ADVO, Inc. 401(k) Savings Plan (Plan Number 004)

(Full title of the plan)

ADVO, Inc.

One Targeting Centre

Windsor, CT 06095

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive offices)

ADVO, Inc. 401(k) Savings Plan (Plan Number 004)

Annual Report

Index to Form 11-K

Year Ended December 31, 2004

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i -Schedule of Assets (Held at End of Year)	8

Signature	9

Exhibit:

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

All other schedules required by 29 CFR 2520.103-10 of the Department of

Labor’s Rules and Regulations for Reporting and Disclosure under the

Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

ADVO, Inc. 401(k) Savings Plan (Plan Number 004):

We have audited the accompanying statement of net assets available for benefits of the ADVO, Inc. 401(k) Savings Plan (Plan Number 004) (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board of the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Fiondella, Milone & LaSaracina LLP

Manchester, Connecticut

June 17, 2005

ADVO, Inc.

401(k) Savings Plan (Plan Number 004)

Statement of Net Assets Available for Benefits

December 31, 2004
Assets

Participant-Directed Investments:
Mutual Funds, at Fair Value	$6,683,628
ADVO Stock Fund	434,672
Participant Loans	199,385

Total Participant-Directed Investments	7,317,685

Receivables:
Employee Contributions	35,115
Employer Contributions	7,379

Total Receivables	42,494

Net Assets Available for Benefits	$7,360,179

The accompanying notes are an integral part of these financial statements.

ADVO, Inc.

401(k) Savings Plan (Plan Number 004)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004
Additions to assets attributed to:

Investment income:
Net realized and unrealized appreciation in fair value of investments	$713,025
Interest and dividends	142,499

Contributions:
Employee	915,035
Employer	265,752
Employee rollover	117,453

Total Additions	2,153,764

Deductions to assets attributed to:
Benefit payments	760,843
Administrative expenses	60

Total Deductions	760,903

Net increase in assets before transfers (to)/from other plans	1,392,861

Transfers (to)/from other plans:

Transfer in of Plan assets from ADVO, Inc. 401(k) Savings Plan (Plan Number 001)	5,967,318

Net increase in net assets available for benefits	7,360,179

Net assets available for benefits:
Beginning of the year	—

End of the year	$7,360,179

The accompanying notes are an integral part of these financial statements.

ADVO, Inc.

401(k) Savings Plan (Plan Number 004)

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the ADVO, Inc. 401(k) Savings Plan (Plan Number 004) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Effective January 1, 2004, the ADVO, Inc. 401(k) Savings Plan (Plan Number 001) was split into two separate plans identical in all respects except for employer match limitations and associate groups. An eligible associate of the newly established Plan, ADVO, Inc. 401(k) Plan (Plan Number 004), is any non-highly compensated sales associate of the Company and the maximum amount of pay that will be taken into account for employer matching contributions for the plan year is $50,000. Effective May 18, 2004, the account balances of non-highly compensated sales associates were transferred into the Plan from the ADVO, Inc. 401(k) Savings Plan (Plan Number 001).

General

The Plan is a defined contribution plan covering non-highly compensated sales associates (“participants”) of ADVO, Inc. (the “Company”). Participants are eligible to join the Plan on the first day of the month following the date of hire. Participants are eligible for the Company match on the first day of the month following six months of continuous employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 16 percent of their annual compensation on a pretax basis, as defined in the Plan up to the annual IRS limits. Participants may also contribute amounts representing rollover distributions from other defined contribution plans.

The Company contributes 100 percent of the first 6 percent of a participant’s pay deferral contributions to the Plan limited to $50,000 maximum annual compensation.

All investment programs are fully participant directed. Participants direct the investment of their and the Company’s contributions into various investment options offered by the Plan. The Plan currently offers fifteen investment options: primarily mutual funds and a fund with Company common stock.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and the Plan’s earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions and related employer matching contributions plus actual earnings thereon.

ADVO, Inc.

401(k) Savings Plan (Plan Number 004)

Notes to Financial Statements

December 31, 2004

Payment of Benefits

Upon termination of service, participants may elect to receive a lump-sum amount equal to the value of their account.

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

Expenses of the Plan

Fees and expenses relating to the operation and administration of the Plan are paid by the Company. Loan setup, loan maintenance and loan withdrawal fees are deducted from the accounts of the participants who make the loan or withdrawal.

ADVO Stock Fund

The ADVO Stock Fund is an unregistered custom separate account maintained by the Trustee and established by the Company for the benefit of the Plan and any other qualified plan of the Company. Ownership is represented by each plan’s proportionate units of participation.

Although the performance of the ADVO Stock Fund is based on the performance of the underlying Company common stock, the value of a fund unit is different from the price of one share of common stock. Changes in the unit value of the fund will be affected by price changes in the common stock, earnings, dividends, interest and applicable fees and expenses of the fund. Additionally, the fund maintains highly liquid money market instruments which may contribute to differences in performance between the fund units and net asset value of the underlying common stock.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

The fair value of investments in mutual funds is based on the quoted market prices which represent the net asset values of shares held in these funds at year-end.

The fair value of investments in the ADVO Stock Fund is based on the net asset value (“NAV”) of participation units held by the Plan at year-end. These NAVs are calculated based on the current market value of the underlying securities and the current number of units by participants in these funds.

Participant loans are stated at their outstanding principal balances which approximate fair value.

ADVO, Inc

401(k) Savings Plan (Plan Number 004)

Notes to Financial Statements

December 31, 2004

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions in the preparation of these financial statements are appropriate, actual results could differ from those estimates.

3. Investments

The Plan’s investments are primarily held by bank-administered trust funds. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan’s assets available for benefits are separately identified by the following “*”.

	December 31, 2004
PIMCO Total Return	$128,727
Calamos Growth Fund - Class A	1,200,315	*
Fidelity Equity –Income Fund	138,892
Fidelity Balanced Fund	782,098	*
Fidelity Diversified International Fund	523,919	*
Fidelity Dividend Growth Fund	783,593	*
Fidelity Small Cap Stock Fund	766,762	*
Fidelity Income Fund	10,861
Fidelity Freedom 2010 Fund	26,507
Fidelity Freedom 2020 Fund	153,777
Fidelity Freedom 2030 Fund	73,908
Fidelity Freedom 2040 Fund	57,545
Fidelity Retirement Money Market Portfolio	626,583	*
Spartan U.S. Equity Index Fund	1,410,141	*
ADVO Stock Fund	434,672	*
Participant Loans	199,385

TOTAL	$7,317,685

ADVO, Inc

401(k) Savings Plan (Plan Number 004)

Notes to Financial Statements

December 31, 2004

During 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation In Fair Value of Investments
2004
Mutual Funds	$661,452
ADVO Stock Fund	51,573

$713,025

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

5. Income Tax Status

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts. After payment of expenses, distributions would be made pro rata based on the value of such accounts.

7. Party-in-Interest

Fidelity Management Trust Company is the trustee and custodian as defined by the Plan. Therefore, transactions in various Fidelity investment funds qualify as party-in-interest transactions.

ADVO, Inc. 401(k) Savings Plan

Employer Identification Number 06-0885252, Plan Number – 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	PIMCO	Total Return – Administrative Class, 12,065 shares	**	$128,727
*	Calamos	Growth Fund – Class A, 22,656 shares	**	1,200,315
*	Fidelity	Equity Income Fund, 2,632 shares	**	138,892
*	Fidelity	Balanced Fund, 43,889 shares	**	782,098
*	Fidelity	Diversified International Fund, 18,293 shares	**	523,919
*	Fidelity	Dividend Growth Fund, 27,504 shares	**	783,593
*	Fidelity	Small Cap Stock Fund, 42,223 shares	**	766,762
*	Fidelity	Freedom Income Fund, 964 shares	**	10,861
*	Fidelity	Freedom 2010 Fund, 1,946 shares	**	26,507
*	Fidelity	Freedom 2020 Fund, 11,016 shares	**	153,777
*	Fidelity	Freedom 2030 Fund, 5,249 shares	**	73,908
*	Fidelity	Freedom 2040 Fund, 6,958 shares	**	57,545
*	Fidelity	Fidelity Retirement Money Market Portfolio, 626,583 shares	**	626,583
*	Spartan	U.S. Equity Income Fund, 32,901 shares	**	1,410,141
*	ADVO, Inc.	ADVO Stock Fund, 10,168 units	**	434,672
*	Participant Loans	Loans to participants bear interest rates ranging from 5.25% to 10.50%.	**	199,385

				$7,317,685

*	Denotes a party-in-interest.
**	Cost information may be omitted with respect to participant directed transactions under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the ADVO, Inc. Associate Savings Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADVO, Inc.
401(k) Savings Plan (Plan Number 004)

Date: June 28, 2005	By:	/s/ JOHN D. SPERIDAKOS
John D. Speridakos
Vice President and Controller